SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of September, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.
Publicly-Held Company
CNPJ/MF. nº 60.643.228/0001-21
NIRE 35.300.022.807

MINUTES OF SPECIAL GENERAL MEETING
HELD UP ON AUGUST 29th, 2008

Date, Location and Hour:	August 29th, 2008, at 10:30 a.m., on corporate head offices of Company, located in the City of São Paulo, State of São Paulo, Brazil, at Alameda Santos, 1.357, 6º floor.

Attendance:
Shareholders representing all capital stock entitled to vote, as signatures included on Attendance Book of Shareholders. The Chief Executive Officer of Company, Mr. Valdir Roque, member of Audit Board of Company, Mr. João Carlos Hopp, and the representative of Pricewaterhousecoopers Auditores Independentes, Mr. Carlos Eduardo Guaraná Mendonça, were also present.

Call Notice:
Call Notice published on August 14th, 15th and 16th, 2008, on the Official Gazette of State of São Paulo, and on August 14th, 15th, 16th, 17th (Friday and weekend days) and August 18th, 2008, on newspaper Valor Econômico.

Directing Table:	Mr. Valdir Roque – Chairman Mrs. Priscila Vitiello – Secretary

Agenda:
A) Review, discuss and resolve on the total split-up of Ripasa S.A. Celulose e Papel ("RIPASA"), and analyze (i) Company's management proposal ("Proposal"); (ii) Ratify the hiring of a specialized company to prepare an assessment report of Ripasa; (iii) assessment report of Ripasa mentioned in item (ii) above; and (iv) Docket and Justification Term ("Docket");
B) Review, discuss and resolve on amendment of Article 5 of By-Laws to appropriate the amount of preferred shares comprising all capital stock after the cancellation of “VCP Remaining Shares” arising out of ex-controllers of Ripasa; and
C) Review, discuss and resolve on the resignation of an Alternate Member of Audit Board and Election of Alternate Member of Audit Board

Resolutions: After the meeting was settled and the directing table was arranged, the following decisions were unanimously adopted:

A) Resolution on the total split-up of RIPASA:

(i)
approve the Management Proposal of Company (Document I hereof), certified by Table and to be filed before corporate head offices of Company, for the total split-up of Ripasa and the receipt by Company, of part of its assets;

(ii)
ratify the hiring of Pricewaterhousecoopers Auditores Independentes, with head offices located in the City of Campinas, State of São Paulo, at Av. José de Souza Campos, 243, 5,6,7,9,10º andares, Cambuí, CEP 13025-030, registered before the Regional Board of Accounting of State of São Paulo under number 2SP 000160/0-5 and before the Brazilian Registry of Legal Entities (CNPJ/MF) under number 61.562.112/0008-05 for the preparation of assessment report of book net equity of Ripasa ("Assessment Report"), for the purposes of total split-up of Ripasa;

(iii)	approve the Assessment Report (Document II hereof), certified by Table and to be filed before corporate head offices of Company;

(iv)	approve the Docket, certified by Table and to be filed before corporate head offices of Company;

(v)
approve the total split-up, as provided for in the Docket, considering the following: (i) net equity of Ripasa in the total amount of R$ 1,102,266,449.94 (one billion, one hundred two million, two hundred and sixty six thousand, four hundred and forty nine Brazilian reais and ninety four centavos), as follows: (i.1) R$ 47,361,125.07 (forty seven million, three hundred and sixty one thousand, one hundred and twenty five Brazilian reais and seven centavos) to Asapir Produção Florestal e Comércio Ltda. (“ASAPIR”), as Schedules II.A., II.B. e II.C. of Docket, listing assets, rights, obligations included in part of equity of RIPASA to ASAPIR; and (i.2) net assets equivalent to R$ 1,054,905,324.88 (one billion, fifty four million, nine hundred and five thousand, three hundred and twenty four Brazilian reais and eighty eight centavos) for Company and Suzano Papel e Celulose S.A. ("SUZANO"), on an equal basis as Schedules III.A., III.B., III.C., III.D., III.E. and III.F. of Docket, listing assets, rights, obligations included in part of equity of RIPASA to Company and SUZANO on a condominium regimen, except for the following: (a) Schedules IV.A. and IV.B. of Docket lists financial agreements for VCP or SUZANO, for which any condominium regimen or joint liability shall exist between them, whatever they might be, either past, present or future; and (b) Schedule V of Docket lists trademarks for VCP or SUZANO, for which any condominium regimen or joint liability shall exist between them, whatever they might be, either past, present or future; (ii) head office and branches of Ripasa, included in Schedule VI.A. of Docket, to be closed and operated as branches of Consórcio Paulista de Papel e Celulose - Conpacel, with all respective registers and licenses, listed and identified in Schedule VI.B. of Docket, as the case may be;

(vi)
state that, among others, real estates, financial agreements, vehicles and trademarks included, listed and identified on Schedules III.A., III.B., III.C., III.D., III.E., III.F, IV.A., V. of Docket above approved, shall belong to this Company, due to the total split-up, as provided for in Docket; and

(vii)
authorize managers and/or attorneys of Company to proceed with all acts additional to the total split-up, including registrations, annotations and transfers required to the entire regularization of transaction.

B) As resolved by Board of Directors on July 14th, 2008, approve the amendment of Article 5 of By-Laws, to include the cancellation of 2,784,091 (two million, seven hundred and eighty four thousand, and ninety one) preferred shares, acquire from ex-controllers of RIPASA, as new writing as follows:

“Article 5 - Capital stock equals to R$ 3,052,211,393.59 (three billion, fifty two million, two hundred and eleven thousand, three hundred and ninety three Brazilian reais and fifty nine centavos), divided into 201,361,416 shares, of which 105,702,452 are common shares and 95,658,964 are preferred shares, all no part value”.

C) Consider the resignation on May 21st, 2008, of Mr. Ricardo José Bullara, from the office of alternate of Audit Board of Company, and elect Mr. Marcos Elias Sarsur, Brazilian citizen, married, bearer of ID RG M-573898 SSP-MG and CPF 120.661.766-72, resident and domiciled in the City of Belo Horizonte, State of Minas Gerais, Brazil, at Rua Antônio de Albuquerque, 1303 - 7º Andar, for the Audit Board as an Alternate Member from Mr. Samuel de Paula Matos, for a term of office until the next common general meeting approving the accounts of fiscal year ended as of December 31st, 2008.

These minutes were authorized to be disclosed without the names of shareholders, as provided for in law.

All resolutions were unanimously taken, and the legally impeded ones have been abstained to vote.

As no other business was dealt, the meeting was adjourned for the time required to draw up these minutes that, after read, checked and found conformant, was executed by all presents. São Paulo, August 29th, 2008. (signed) VALDIR ROQUE, Chairman; PRISCILA VITIELLO, Secretary; p.p. VOTORANTIM INVESTIMENTOS INDUSTRIAIS S.A. - Eduardo Lavini Russo; and Sérgio Feijão Filho.

Checks with the original:

VALDIR ROQUE	PRISCILA VITIELLO
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: August 29, 2008	By:	/s/ Valdir Roque
Valdir Roque
Title Chief Financial Officer